**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 26, 2011**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933**

Amdocs Limited

File No. 333-114344 - CF#27047

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Amdocs Limited submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form F-3 registration statement filed on April 8, 2004, as amended.

Based on representations by Amdocs Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 99.3   through August 6, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Brigitte Lippmann
        Special Counsel